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                              May 8, 2023

       Howard Crosby
       Chief Executive Officer
       LGX Energy Corp.
       6 1/2 N. 2nd Ave., Suite 201
       Walla Walla, WA 99362

                                                        Re: LGX Energy Corp.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed April 20,
2023
                                                            File No. 024-12189

       Dear Howard Crosby:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       Risk Factors
       Risks Relating to Our Business and Industry
       Our development and exploration projects require substantial capital expenditures ..., page 6

   1. Please expand the discussion relating to your intent and the risks, if any, relating to the sources of funds
necessary to finance your future capital expenditures to additionally provide the total
dollar amount of the estimated future development capital required to convert the probable
undeveloped reserves disclosed as of March 31, 2023. Refer to the requirements in Rule
4-10(a)(26) of Regulation S-X.
 Howard Crosby
FirstName  LastNameHoward Crosby
LGX Energy   Corp.
Comapany
May  8, 2023NameLGX Energy Corp.
May 8,
Page 2 2023 Page 2
FirstName LastName
Business
Drilling Activity, page 33

2. The value you have disclosed for net productive wells appears to be based on applying the net revenue interest percentage, and not the working interest percentage, to the corresponding gross value. Please revise your disclosure, as necessary, to correct the figure for the number of net productive wells drilling during the year ended April 30,
         2023. Refer to the guidance for the disclosure of net wells in Item 1205(a)(2) and the definition of a net well or a net acre in Item 1208(c)(2) of Regulation S-K. This comment also applies to the disclosure of the figures for the number of net productive wells presented on page 34 and net acreage amounts on page 36.
3. Please expand your disclosure to separately provide information, if material, relating to (i)
         the number of gross and net productive and dry development and exploratory wells drilled, (ii) the total number of gross and net productive wells, and
(iii) the total gross and
         net developed and undeveloped acres associated with your royalty and/or overriding royalty interests. For the purposes of disclosing net royalty wells and acres in which you do not hold a working interest, consider the net revenue interest as a substitute for the working interest. Refer to Items 1205 and 1208 of Regulation S-K. Natural Gas and Oil Reserves
Reserve Estimates, page 34

4. We note you disclose estimates of proved reserves as of March 31, 2023. Please expand your disclosure to additionally provide the information required by Items 1202(a)(1) and
         (a)(2) regarding the net quantities of proved reserves as of your most recent fiscal year end, e.g. as of April 30, 2022.
5. Please expand the disclosure relating to your probable reserves and cash flows to include cautionary language clarifying that your estimates have not been adjusted for uncertainty, and therefore may not be comparable and should not be summed with estimates of proved reserves. Please refer to Item 1202(a)(5) of Regulation S-K and to question 105.01 in the
         Compliance and Disclosure Interpretations (   C&DIs   ) regarding Oil
and Gas Rules.
6.       We note the figures for your estimated net present value discounted at
10% (   PV-10   ) and
         the standardized measure are identical; however, your discussion explains that these two measures differ only in that that the standardized measure reflects estimated future income taxes. Please revise your disclosure as necessary to resolve this apparent inconsistency.
7.       Please expand the discussion accompanying the presentation of your
PV-10 and
         standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for your proved and probable properties. Refer to FASB
         ASC 932-235-50-36.
 Howard Crosby
FirstName  LastNameHoward Crosby
LGX Energy   Corp.
Comapany
May  8, 2023NameLGX Energy Corp.
May 8,
Page 3 2023 Page 3
FirstName LastName
         If the abandonment costs, including such costs related to your probable undeveloped locations, have not been included, please explain to us your rationale for excluding these costs from your calculations.
Productive Wells, page 34

8. We note disclosure on page 34 of seven total gross productive wells. However, the table on page 32 identifies six gross producing wells, one gross not completed well and one gross well shut-in for repairs. Please refer to the definition of a productive well in Item
         1208(c)(3) of Regulation S-K and revise your disclosure, if you determine that the shut-in well meets the requirements for disclosure as a productive well. Volume, Prices and Production Costs, page 34

9. Please modify the disclosure of your production to provide the net revenue interest share of your sales volumes by final product sold. Refer to Instruction 1 to
Item 1204 of
         Regulation S-K.
10. Please expand your disclosure to provide the average production cost, not including ad valorem and severance taxes, per unit of production. Refer to Item 1204(b)(2) of
         Regulation S-K.
Reserve Estimation Process, Controls and Technologies, page 35

11. We note your discussion indicates the estimates of reserves and net cash flows, including estimates of PV-10 and the standardized measure shown on page 35, were prepared by
         John V. Miller, the President of Adler Energy L.C. However, the subsequent discussion refers to year-end reserve reports prepared by reserve engineering firms. Please revise your disclosure as necessary to resolve this apparent inconsistency.

         If your year-end estimates were prepared by an independent third party engineering firm, unrelated to John V. Miller, please obtain and file a copy of the reserves report and consent of the third party as exhibits to Form 1-A, including such reports relating to estimates of reserves as of dates other than March 31, 2023. Refer to
Item 1202(a)(8) of
         Regulation S-K and Item 17.11 of Part III of Form 1-A.
Developed and Undeveloped Acreage, page 36

12. Please revise your disclosure to resolve the apparent inconsistency in the figures relating to the net developed and undeveloped acreage amounts presented on page 36 and the combined total net acreage amount presented on page 32.
Proved Undeveloped Reserves, page 36

13. We note disclosure that there were no proved undeveloped reserves at March 31, 2023.
         However, Item 1203(a) of Regulation S-K requires that you disclose information relating to the total quantities of proved undeveloped reserves as of your most recent fiscal year
 Howard Crosby
LGX Energy Corp.
May 8, 2023
Page 4
      end, e.g. as of April 30, 2022. If you did have proved undeveloped reserves as of April
      30, 2022, please expand your disclosure to include the information required in Items
      1203(a), 1203(b) and 1203(c) of Regulation S-K.
Notes to the Consolidated Financial Statements, page F-6

14. Please tell us how you considered the requirement to disclose the information, as applicable, in FASB ASC 932-235-50-3 through 50-36 for the fiscal year ended April 30,
      2022, to comply with Item 302(b) of Regulation S-K, applicable via Part 1
Item 11(h) of
      Form S-1 and Parts II(a)(1)(ii) and F/S(c)(1) of Form 1-A.
        You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or Brad Skinner,
Office Chief, at (202) 551-3489 if you have questions regarding engineering comments and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Mitchell
Austin, Acting Legal Branch Chief, at (202) 551-3574 with any other questions.



                                                           Sincerely,
FirstName LastNameHoward Crosby
                                                           Division of
Corporation Finance
Comapany NameLGX Energy Corp.
                                                           Office of Energy &
Transportation
May 8, 2023 Page 4
cc:       Thomas J. Beener, Esq.
FirstName LastName